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pSivida Limited	Capital Raising & Business Milestones	Date 02.08.07

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pSivida Limited (ASX Code: PSD) announced in July 2007 the raising of A$24 million (US$21 million) in private placements through the sale of NASDAQ traded ADSs (American Depositary Shares), ordinary Australian shares and warrants. This raising is in addition to the A$11 million (US$9 million) private placement in February, the A$11 million (US$9 million) private placement in April and the A$6 million (US$5 million) share sale to Pfizer also in April. How have these various raisings affected the risk profile of pSivida?

MD Dr Paul Ashton
These financings have raised approximately A$49 million (US$40 million) net of expenses and significantly improved our financial position.

Because of the cash we were able to raise in these private placements including the sale of shares to Pfizer as part of our global collaborative research and license agreement with Pfizer, we were able to eliminate all of the Company’s debt - some A$22 million (US$19 million), and had as at July 13, 2007, approximately A$23 million (US$20 million) of cash.

Given that a large proportion of the fund raisings have been sales to US buyers, most of the newly issued shares were issued in ADSs that are traded on NASDAQ. Since the beginning of July, the dollar volume of trading on NASDAQ has been twice as large as the dollar volume traded on ASX, where one ADS is equal to ten ordinary ASX shares. We believe that this shift in relative trading volume toward the United States and the strategic shifting of our core operations to the United States have made the Company more attractive to US and European institutional investors.

Overall, through these capital raisings, we have simplified the Company’s capital structure and as a result we believe we have significantly reduced the amount of financial risk.

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What is your current rate of cash burn? Do you expect this to vary much into the foreseeable future?

MD Dr Paul Ashton
For the Quarter ended June 30, 2007, our burn rate, which we define as our operating cash outflows net of operating cash inflows, was approximately $A1.8 million ($US1.5 million),substantially less than the burn rate for the quarter ended March 31, 2007. In the Quarter ended March 31 we had a monthly burn rate of approximately A$2.2 million (US$1.7 million).

We have reduced our burn rate primarily through more than a 30% reduction of staff and we have rationalized projects to focus on activities that we believe will generate commercial returns in the near to medium term. With the cash we now have in the bank, we believe we are fully funded for more than 12 months. We do not expect there to be any further significant reduction in our burn rate during the next two years partly because we expect to be funding two clinical trials. However, to the extent that during that period we receive any milestone payments from the Pfizer licensing agreement, or up front payments as part of future collaborations our cash burn rate could be significantly reduced.

Corporate File Pty Ltd	OPEN BRIEFING
pSivida Limited	Capital Raising & Business Milestones	Date 02.08.07

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In the latest placement you raised A$7.5 million (US$6.5 million) from Pfizer which is in addition to the A$6.1 million (US$5.0 million) investment they made in April. How many shares will Pfizer hold in total after this raising? What percentage of your shares on issue does this represent? What are the strategic implications for pSivida of a large pharmaceutical company taking such a stake?

MD Dr Paul Ashton
Pfizer’s participation in the latest capital raising has lifted their shareholding to the equivalent of some 70 million ordinary shares, or approximately 10.2 percent of our issued capital. Pfizer is now the largest single shareholder in the Company and a strategic partner.

Having Pfizer take this stake is strategically very important for pSivida as is the license agreement.  On average it costs over US$800m to develop a new drug.  Under our license with Pfizer they are responsible for the full development costs in addition to up to approximately US$155 development and sales related milestone cash payments to pSivida. We believe this clearly demonstrates commercial interest for our drug delivery technologies.

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When do you expect to complete recruitment for your Phase III trials of MedidurTM for Diabetic Macular Edema (DME), and how long are the trials likely to take? What progress has there been for MedidurTM in ophthalmic applications since you announced the licensing deal with Pfizer in April?

MD Dr Paul Ashton
The MedidurTM for DME trials jointly funded by our development partner Alimera Sciences, are now at an advanced stage and we will share with Alimera in the profits on future product sales. We’ve recruited well in excess of 500 patients in this 900 persons study. We expect to complete recruitment for this trial by the end of this calendar year.

As MedidurTM is a long-term drug delivery system, we will be assessing safety and efficacy at two years and continue to follow patients for three years. With this in mind, we expect to file a New Drug Application, which begins the approval process with the FDA in early 2010. We expect to have preliminary topline safety and efficacy results available in late 2009. There are currently no FDA approved drug treatments for diabetic eye disease that either stabilize or effect improvement in the condition. The potential market size for DME treatment is very large. Approximately one in ten people with diabetes suffer from, or will develop this sight-threatening eye disease and analysts estimate the market size in the United States alone at 500,000 treatable cases.

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pSivida Limited	Capital Raising & Business Milestones	Date 02.08.07

We are very optimistic for our drug candidate MedidurTM for diabetic macular edema.  While our product is not yet approved, data from a Bausch & Lomb three year follow-up study of 200 DME patients with the Retisert® implant produced very promising results and demonstrated a three line improvement in vision on an eye chart. MedidurTM for DME is designed to deliver the same steroid as Retisert®, at a similar rate over a similar period of time.

Genentech and its licensing partner, Novartis are currently developing Lucentis, their product for the ‘wet’ form of age-related macular edema, for the treatment of DME. While Lucentis has been very successful in its sales for AMD, generating sales of A$174 million (US$153 million) in its first quarter of sales, and with predictions that sales could top US$1 billion in its first year on the market, this AMD product requires injections as frequently as monthly directly to the back of the eye for the duration of the treatment for the disease. We understand that this will also be true for their proposed DME application. By contrast, our product, MedidurTM, releases a drug at a constant rate over a period of up to three years from a single injection. This makes us optimistic that MedidurTM may have a competitive advantage over Lucentis if both products are available for the treatment of DME.

As for progress and developments on the Pfizer licensing deal announced in April, other than their increased investment in the Company, there’s little detail I can add at this stage.

corporatefile.com.au
How has enrolment progressed in your Phase IIa trials of BrachySilTM for pancreatic cancer? When are you likely to be able to report on meaningful trial data?

MD Dr Paul Ashton
Enrolment in the BrachySilTM trial for pancreatic cancer which we are currently fully funding ourselves is progressing well and we expect to complete recruitment of a 15 persons study at hospitals in London, Birmingham and Singapore very shortly. Pancreatic cancer is the fourth largest cause of cancer related deaths in the United States and typically, the life expectancy of pancreatic cancer patients is short. We hope to get three month follow-up data to report on by the end of this calendar year.

corporatefile.com.au
You recently announced the renewal of an evaluation agreement for your drug delivery technologies with a global medical device company. Are you likely to announce any similar agreements in the near term?

MD Dr Paul Ashton
We believe that the renewed evaluation agreement demonstrates that there is interest in applications of our controlled release drug delivery systems, particularly in the treatment of cardiovascular disease. As this new agreement follows the expiry of a previous evaluation agreement with the same large medical device company, this is an exciting development. We expect further evaluation agreements for our drug delivery technologies in other applications this year.

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pSivida Limited	Capital Raising & Business Milestones	Date 02.08.07

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What further milestones are you targeting in the 2007 calendar year?

MD Dr Paul Ashton
Over the last nine months, we have achieved significant milestones and brought the Company to a sound financial position. The Company has successfully transitioned from a bio-nano materials science company to a drug delivery company with two FDA-approved products, a late stage pipeline and several partnerships. We are focused on driving the business forward and rebuilding value in our share price.

As mentioned, in the remainder of this calendar year we expect to complete the recruitment of our MedidurTM for DME Phase III trials, complete recruitment and release results from of our BrachySilTM Phase IIa trials in pancreatic cancer. We also expect to be in a position to announce further evaluation agreements for our multiple drug delivery technologies. All in all, we expect the second half of 2007 to be a pivotal period for pSivida.

corporatefile.com.au
Thank you Paul.

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert® is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb owns the trademarks Vitrasert® and Retisert®. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials. pSivida has a worldwide collaborative research and license agreement with Pfizer Inc. for other ophthalmic applications of the Medidur™ technology.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 71 patent families, 99 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (PSI). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

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pSivida Limited	Capital Raising & Business Milestones	Date 02.08.07

This document contains forward-looking statements that involve risks and uncertainties including with respect to products and potential products, including the successful development, marketing and commercialization of our products and potential products, applications, regulatory approvals, the potential size of certain markets, our ability to raise funds and potential partnerships. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the risk that we may not meet any of the milestones in the Pfizer agreement or may not successfully develop or commercialize the products under development or our proposed products; the risk that Pfizer terminates the license agreement; the risk that we will not be able to exploit our drug delivery technologies outside of the eye; the risk that our evaluation agreements for our products may not produce favorable results and/or result in license agreements or partnerships and the risk of our failure to otherwise establish partnerships; the risk that other companies do not have a commercial interest in pSivida; failure to enter into any additional evaluation agreements for our technologies; the risk that we will not be able to raise additional funds at favourable terms or at all; the risk that the Company is not fully funded for more than 12 months; failure to have significantly reduced the amount of financial risk; failure of the activities that the Company is currently focusing on to generate commercial returns in the near to medium term; risks with respect to the efficacy of pSivida's drug delivery technology; risks with respect to the final results of the Medidur for DME clinical trials; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial or the phase II BrachySil trials for pancreatic cancer or to complete recruitment for our Medidur for DME trial by the end of this calendar year or the BrachySil trials for pancreatic cancer shortly; the risk that we do not have preliminary top line safety and efficacy results available in late 2009; failure to file an NDA with the FDA for Retisert™ for DME in early 2010; failure of our Medidur™ for DME product to have a competitive advantage over our competitors; failure to have three month follow up data for our BrachySil trials for pancreatic cancer by the end of this calendar year; failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues; failure of the pSivida Inc’s products to achieve expected revenues; failure to achieve cost savings generally; our inability to penetrate the Uveitis or other markets; our inability to continue to develop products currently in our pipeline or to continue to feed our product pipeline; our failure to achieve our stated 2007 milestones or to execute on our stated U.S. growth strategy. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.